EXHIBIT 4.1

BAYTEX

ENERGY CORP.

DIVIDEND REINVESTMENT PLAN

(amended and restated effective January 24, 2011)

IMPORTANT NOTICE

As a holder of common shares of Baytex Energy Corp. ("Baytex" or the "Corporation"), you should read this document carefully before making any decision regarding the Dividend Reinvestment Plan (the "Plan").

If you are a holder of common shares of Baytex ("Shares") and resident of the United States and have received this document, please see the prospectus relating to the Plan, including the United States federal income tax considerations and risk factors included therein and the documents incorporated by reference therein, which forms part of the Registration Statement on Form F-3 (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC") on January 24, 2011.  The Registration Statement and our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

PURPOSE

The Plan provides eligible holders of Shares ("Shareholders") the advantage of accumulating additional Shares by reinvesting their dividends.

The Corporation will determine prior to each dividend payment date the amount of equity, if any that will be made available under the Plan on that date. No assurances can be made that Shares will be made available on a regular basis, or at all.

At the discretion of the Corporation, Shares will either be issued from treasury at 95% of the Average Market Price or acquired at prevailing market prices.

The Directors of the Corporation may, in their sole discretion, at any time, with effect at the time of declaration of the next dividend payment, determine to change the Plan by changing or eliminating the then-applicable discount.

Shareholders are not required to participate in the Plan.  A Shareholder who does not elect to participate or is not deemed to be a participant in the Plan will continue to receive their dividends in the normal manner.

TRANSITION FROM PREVIOUS PLAN OF BAYTEX ENERGY TRUST

This Plan amends, restates and supersedes the Distribution Reinvestment Plan of Baytex Energy Trust ("BET") dated July 22, 2004 ("BET Plan").

If you were an eligible registered holder of trust units of BET and a participant in the BET Plan prior to December 31, 2010, and as a result of the conversion of BET to a corporation on December 31, 2010 you became an eligible Shareholder who is a registered holder of Shares and you continue to hold such Shares at the relevant time, then you will be deemed to be a participant in the Plan without further action on your part.

If you were an eligible beneficial holder of trust units of BET (i.e., a holder of trust units whose trust units were not registered in their own name, but were instead held through a broker, investment dealer, financial institution or other nominee) and a participant in the Plan through the nominee holder through which you held your trust units prior to December 31, 2010, and as a result of the conversion of BET to a corporation on December 31, 2010, you became an eligible beneficial holder of Shares and you continue to hold such Shares at the relevant time, you should contact your nominee holder to confirm your continued participation in the Plan.

DEFINITIONS

"Agent" means Valiant Trust Company, or such other company as is appointed by Baytex from time to time to act as Agent under the Plan.

"Authorization Form" means the authorization form established by Baytex and the Agent for time to time for the purpose of enrolling eligible registered holders of the Shares, other than the Depositary, in the Plan.

"Average Market Price" means the arithmetic average of the daily volume weighted average trading prices of the Shares on the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) for the trading days in the Trading Period on which at least one board lot of Shares is traded, appropriately adjusted for certain capital changes (including Share subdivisions, Share consolidations, certain rights offerings and certain dividends).

"Depositary" means, collectively or individually, as the case may be, The Canadian Depositary for Securities, which acts as a nominee for many Canadian brokerage firms, and Depository Trust Company, which acts as a nominee for many United States securities brokerage firms and other financial institutions, or its nominee, as applicable.

"Participants" mean registered or beneficial holders of at least one Share who, on the applicable record date for a cash dividend, are eligible to participate in the Plan and have elected to do so in accordance with the terms of the Plan.

"Trading Period" means the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Such period will not include more than 20 trading days and the last trading day of the period will be the second business day prior to the dividend payment date.

ADVANTAGES

The Plan provides eligible Shareholders with the advantage of acquiring additional Shares at potentially lower prices by reinvesting their dividends without paying any commissions, service charges or brokerage fees. An eligible Shareholder may, by enrolling in the Plan, direct that cash dividends on all Shares registered in the name of such Shareholder, together with cash dividends on Shares held for the account of such Shareholder under the Plan, be applied to the purchase of additional Shares, and may elect to have the additional Shares held for the account of such Shareholder under the Plan.  Shares will, in the discretion of the Corporation, either be issued from treasury at 95% of the Average Market Price or acquired at prevailing market prices.

Additional Shares that are purchased pursuant to the Plan will be purchased by the Agent, who acts on behalf of the Participants.  Where a Participant directs that additional Shares be purchased with the dividends on the Participant's existing Shares, the Agent will hold the additional Shares under the Plan for the account of the Participant.

Dividends paid on additional Shares purchased with reinvested dividends that are held under the Plan will automatically be reinvested in additional Shares in accordance with the Plan and the current election of the Participant.

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Shares under the Plan. Full investment of funds is possible because the Plan permits fractions of Shares (to four decimal places) as well as whole Shares to be credited to Participants' accounts.

The Corporation will determine prior to each dividend payment date the amount of equity, if any, that will be made available for issuance from treasury under the Plan on that date and the Corporation will also determine if additional Shares will be purchased in the market.  No assurances can be made that Shares will be made available for issuance from treasury on a regular basis, or at all or whether Shares will be purchased in the market.  No assurances can be made that if the determination is made to purchase additional Shares in the market that a sufficient number of additional Shares will be available for purchase in the market. In such an event, dividends will be paid in cash.

ADMINISTRATION

Valiant Trust Company has been appointed as Agent under the Plan. If Valiant Trust Company ceases to act as Agent for any reason, another company will be designated by Baytex to act as Agent and Participants will be promptly notified of the change.

The Agent acts for and on behalf of the Participants. On each dividend payment date, Baytex will pay to the Agent all cash dividends made on the Shares registered in the name of, or held under the Plan for the account of, Participants who have enrolled in the Plan. Subject to proration described below under the heading "Proration In Certain Events", the Agent will use such funds, to purchase additional Shares. Additional Shares purchased under the Plan will be registered in the name of the Agent, or its nominee, as agent for the Participants, and will be credited to the Participant's account.

Under the Plan, the Agent will purchase (at the express direction of the Corporation), on each dividend payment date, for each Participant's account the additional Shares, including fractions computed to four decimal places in the following manner:

(a)
in the case of a market purchase, the average of the actual price paid (excluding brokerage commissions, fees and transaction costs) per Share by the Agent on the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) (or other applicable market) during the ten (10) business days following the dividend payment date; or

(b)	in the case of a treasury purchase, the Average Market Price less a discount, determined as described herein, of five percent (5%) at the Corporation's election.

Any reinvestment of dividends will, at the discretion of the Corporation, either be purchased from treasury or invested in additional Shares purchased through the market.

All funds received by the Agent under the Plan will be applied to the purchase of additional Shares. In no event will interest be paid to Participants on any funds held for investment under the Plan.

PARTICIPATION

Registered Holders

A registered holder is a shareholder that holds a physical share certificate to evidence their ownership of Shares.  Except as noted below under "General", registered holders of at least one Share may enroll in the Plan at any time.

An eligible registered Shareholder becomes a Participant by completing and delivering to the Agent a duly completed Authorization Form. The Authorization Form directs Baytex to forward to the Agent all cash dividends on Shares registered in the name of the Participant, and directs the Agent to reinvest such dividends, together with cash dividends on Shares held by the Agent for the Participant's account under the Plan, in additional Shares in accordance with the Plan.

An initial Authorization Form must be received by the Agent on or before 3:00 p.m. (Calgary time) on the business day immediately preceding a dividend record date in order for the cash dividend to which such record date relates to be reinvested under the Plan.  If an initial Authorization Form is received by the Agent after such deadline, it will not take effect until the next following dividend payment date.

Registered holders can access a copy of the Authorization Form on the Agent's website at www.valiantrust.com or on Baytex's website at www.baytex.ab.ca.

Beneficial Owners

A beneficial owner is a shareholder whose Shares are held through a broker, investment dealer, financial institution or other nominee (who in turn may hold such Shares through a Depositary).  To participate in the Plan, beneficial owners of Shares must arrange for their broker, investment dealer, financial institution or other nominee to enroll in the Plan on their behalf (either directly or indirectly through the Depositary).  Alternatively, a beneficial owner of Shares may transfer their Shares into their own name and then enroll in the Plan directly (as a registered holder).

Beneficial owners should also be aware that certain brokers, investment dealers, financial institutions or other nominees may not allow participation in the Plan, and neither Baytex nor the Agent is responsible for monitoring or advising which brokers, investment dealers, financial institutions or other nominees allow participation.

Beneficial owners of Shares wishing to enroll in the Plan should contact their broker, investment dealer, financial institution or other nominee to provide instructions regarding their participation in the Plan and to inquire about any applicable deadlines that the nominee may impose or be subject to.  The Agent may establish a separate deadline for receipt of enrolment instructions from a Depositary.

Beneficial owners of Shares who enroll in the Plan through a broker, investment dealer, financial institution or other nominee may be subject to fees charged by their nominee.

General

Once a Shareholder has enrolled in the Plan, participation in the manner elected by the Participant continues automatically until the Participant's participation in the Plan is terminated. The time at which a termination of Plan participation becomes effective is described under "Termination of Participation" below.

The Corporation reserves the right to determine, from time to time, a minimum number of Shares that a Participant must hold in order to qualify for or continue enrolment in the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Corporation, is participating in the Plan primarily with a view to arbitrage trading or whose participation in the Plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behaviour or has been artificially accumulating securities of the Corporation for the purpose of taking undue advantage of the Plan to the detriment of the Corporation.  The Corporation may also deny the right to participate in the Plan to any person or terminate the participation of any Participant in the Plan if the Corporation deems it advisable under any laws or regulations.

SHAREHOLDERS OUTSIDE OF CANADA AND THE UNITED STATES

Shareholders who are resident in a jurisdiction outside of Canada and the United States may participate in the Plan only if permitted by the laws of the jurisdiction in which they reside. Dividends to be reinvested under the Plan on behalf of Shareholders who are not residents of Canada will be subject to applicable non-resident withholding tax.

The Corporation and the Agent reserve the right to deny participation in the Plan to, and to not accept an Authorization Form from, any person or agent of such person who appears to be or who the Corporation or the Agent has reason to believe is a resident of any jurisdiction the laws of which do not permit participation in the Plan in the manner sought by or on behalf of such person.

PRORATION IN CERTAIN EVENTS

The Corporation will determine on or before each dividend record date the amount of equity, if any, that will be made available under the Plan on the dividend payment date to which such record date relates.

If, in respect of any dividend payment date, fulfilling all of the elections under the Plan would result in Baytex exceeding the limit on new equity set by the Corporation in its discretion, then elections for the purchase of new Shares on that dividend payment date will be prorated among all Participants according to the number of additional Shares sought to be purchased.

If the Corporation determines not to issue any equity through the Plan on a particular dividend payment date and the Corporation has not instructed the Agent to otherwise purchase Shares in the market at prevailing market prices in accordance with the Plan, all Participants will receive the cash dividend to which they would otherwise be entitled to on such dividend payment date.

PRICE OF NEW SHARES

Dividends due to Participants will be paid to the Agent and will be applied to the purchase of Shares. Subject to the restrictions on the acquisition of additional Shares described below, additional Shares may be acquired, at the election of the Corporation, either from treasury or through the facilities of the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) or other exchanges on which the Shares may be listed for trading.  Additional Shares can be acquired through the facilities of the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) or other exchanges on which the Shares may be listed for trading at any time during the ten (10) business day period next following the relevant dividend payment date at prevailing market prices not exceeding 115% of the volume weighted average trading price of the Shares.  At the discretion of the Corporation, additional Shares may be issued from treasury, at a price equal to 95% of the Average Market Price or the Corporation may purchase additional Shares through the facilities of the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) or other exchanges on which the Shares may be listed for trading.

COSTS

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Shares under the Plan. All administrative costs of the Plan, including the fees and expenses of the Agent, will be borne by Baytex.  However, Participants who enrol in the Plan through a broker, trust company, bank or other nominee may be subject to fees charged by their nominee.

ACCOUNTS AND REPORTS TO PARTICIPANTS

An account will be maintained by the Agent for each registered Participant.  Unaudited statements of account will be mailed to each Participant on a quarterly basis. These statements are a Participant's continuing record of purchases of Shares made for such Participant's account under the Plan and should be retained for income tax purposes. The Agent will also send annually to each Participant certain tax forms for tax reporting purposes. Adjusted cost base calculations for tax reporting purposes will be the responsibility of each Participant as the averaging rules may apply so that such calculations may depend on the cost of other Shares held by the Participant.

CERTIFICATES FOR SHARES

Shares purchased and held under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participants, and certificates for such Shares will not normally be issued to Participants unless specifically requested in writing.

A Participant may, upon written request to the Agent and without terminating participation in the Plan, have a Share certificate issued and registered in the Participant's name for any number of whole Shares held for the Participant's account under the Plan. Certificates will normally be issued within three weeks of receipt by the Agent of the Participant's written request for a certificate. Any remaining whole Shares and any fraction of a Share will continue to be held for the Participant's account under the Plan.

Certificates representing Shares purchased and held under the Plan, whether registered in the name of the Agent or its nominee or whether registered in the name of the Participant may, if required by the securities regulatory authorities, contain a legend indicating restrictions on the resale of the Shares represented by such certificates.

Accounts under the Plan are maintained in the names in which Shares are registered at the time the Participants entered the Plan, and certificates for whole Shares will be similarly registered when issued.

Shares held by the Agent for a Participant under the Plan may not be pledged, hypothecated, assigned, sold or otherwise disposed of or transferred by the Participant.  Participants who wish to sell, pledge, hypothecate, assign, or otherwise dispose of or transfer all or any portion of their Plan Shares must withdraw such Shares from the Plan prior to such sale, pledge, hypothecation, assignment, disposal or transfer.

TERMINATION OF PARTICIPATION

A Participant may voluntarily terminate participation in the Plan by delivering to the Agent or by having such Participant's broker or other nominee deliver to the Agent (through the Depositary, if applicable, on its behalf) a written notice of termination signed by such Participant (or by such Participant's broker or other nominee, as applicable). In such event, the Participant will receive a certificate for the number of whole Shares held by the Agent in such Participant's account and a cheque in payment for any remaining fraction of a Share so held. Any fractional Share interest will be paid based on the closing market price of a Share on the Toronto Stock Exchange (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of Participants resident in the United States) on the date notice of termination is received by the Agent.

Participation in the Plan will be terminated automatically following receipt by the Agent of evidence satisfactory to the Agent of the death of a Participant; thereafter all dividends paid in respect of the Shares of the deceased Participant will be paid in cash. A certificate for the number of whole Shares held for the account of a deceased Participant under the Plan will be issued by Baytex in the name of the deceased Participant, the estate of the deceased Participant or the deceased Participant's broker or nominee, as appropriate, and the Agent will send to the legal representative or broker or nominee of the deceased Participant such certificate and a cheque in payment for any remaining fraction of a Share in the deceased Participant's account.

If a written termination notice or notice of a Participant's death is not received by the Agent before a dividend record date, then the Participant's account will not be closed, and participation in the Plan will not be terminated, until after the dividend payment date to which such record date relates.

Certificates representing Shares that are delivered to Participants whose participation in the Plan is terminated may, if required by the securities regulatory authorities, contain a legend indicating restrictions on the resale of the Shares represented by such certificates.

RISK OF MARKET PRICE FLUCTUATIONS

Participants should recognize that Shares acquired under the Plan are no different from an investment in Shares directly held.  Accordingly, neither the Corporation nor the Agent can assure a profit or protect Participants against a loss on the Shares purchased under the Plan.

RIGHTS OFFERING

In the event that Baytex makes available to its Shareholders rights to subscribe for additional Shares or other securities, rights certificates will be issued by Baytex to each Participant in respect of whole Shares held in a Participant's account under the Plan on the record date for such rights issue.
Rights issuable on a fraction of a Share held for a Participant's account will be sold for such Participant by the Agent and the net proceeds of such sale paid to the Participant.

SUBDIVISIONS

If Shares of Baytex are distributed pursuant to a subdivision of Shares, such Shares received by the Agent for Participants under the Plan will be held by the Agent and credited by the Agent proportionately to the accounts of the Participants in the Plan. A certificate for any Shares resulting from such a subdivision of Shares that are registered in the name of a Participant, rather than the name of the Agent, will be sent directly to the Participant in the same manner as to Shareholders who are not participating in the Plan.

SHAREHOLDER VOTING

Whole Shares held for a Participant's account under the Plan on the record date for a vote of Shareholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Shares for which instructions are not received will not be voted. No voting rights will attach to any fraction of a Share held for a Participant's account under the Plan.

RESPONSIBILITIES OF BAYTEX AND THE AGENT

Neither Baytex nor the Agent shall be liable for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims for liability:

(a)	arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;
(b)	with respect to the prices and times at which Shares are purchased for the account of or on behalf of a Participant;

(c)	with respect to decisions by the Corporation to raise or not raise equity through the Plan in any given month, or the amount of equity raised, if any; and
(d)	arising out of a prorating, for any reason, of the amount of equity available under the Plan in the circumstances described herein.

Participants should recognize that neither Baytex nor the Agent can assure a profit or protect them against a loss on the Shares purchased under the Plan.

Shareholders should also be aware that certain brokers, investment dealers, financial institutions or other nominees may not allow participation in the Plan, and neither Baytex nor the Agent is responsible for monitoring or advising which brokers, investment dealers, financial institutions or other nominees allow participation.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

Baytex reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange and the New York Stock Exchange. All Participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by Baytex, the Agent will send to the Participants (or to their brokers or other nominees, as applicable) certificates for whole Shares held for Participants' accounts under the Plan (which may contain a legend indicating restrictions on the resale of the Shares represented by the certificates) and cheques in payment for any remaining fractions of Shares in Participants' accounts. In the event of suspension of the Plan by Baytex, no investment will be made by the Agent on the dividend payment date immediately following the effective date of such suspension.

INTERPRETATION

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Corporation.

NOTICES

All notices or other documents required to be given to Participants under the Plan, including certificates for Shares and cheques, shall be mailed to Participants at the addresses shown on the records of the Agent.

Notices to the Agent or the Corporation shall be sent to:
Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention:  Account Manager
Fax:             403-233-2857

GOVERNING LAW

The Plan will be governed by, and administered and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable herein.

EFFECTIVE DATE OF THE PLAN

The effective date of the Plan is January 24, 2011.

BAYTEX ENERGY CORP.

Authorization Form

Relating to the Dividend Reinvestment Plan (the "Plan") of Baytex Energy Corp. ("Baytex") dated January 24, 2011 (as amended from time to time).

To be completed by the REGISTERED HOLDER of common shares ("Shares") of Baytex

If you are a beneficial owner of Shares of Baytex and wish to participate in the Plan, contact your broker, investment dealer, financial institution or other nominee who holds your Shares to provide instructions on how you would like to participate in the Plan.

If you wish to participate in the Plan, please complete the authorization below.

DIVIDEND REINVESTMENT AUTHORIZATION
Please complete this section, sign below and return this form to Valiant Trust Company at the address or facsimile number set forth below if you wish to reinvest your dividends in accordance with the Plan and have the additional Shares of Baytex issued on such reinvestment held for your account under the Plan.

I have received and read a copy of the text describing the Plan. I hereby apply to participate in the Plan and direct Baytex to forward to Valiant Trust Company, as Agent under the Plan, all cash dividends paid on all Shares of Baytex registered in my name now or in the future, and direct Valiant Trust Company to reinvest such dividends, together with cash dividends on Shares held by the Agent for my account under the Plan, in additional Shares of Baytex all in accordance with the Plan and subject to proration and any applicable withholding tax as provided therein.
For residents of the United States: I have received and read the prospectus relating to the Plan, including the United States federal income tax considerations and risk factors included therein and the documents incorporated by reference therein, which forms part of the Registration Statement on Form F-3, filed with the United States Securities and Exchange Commission on January 24, 2011.

SIGNATURE OF REGISTERED SHAREHOLDER	NAME OF REGISTERED SHAREHOLDER (PLEASE PRINT)	DATE
ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE)		TELEPHONE #
SOCIAL INSURANCE NUMBER OR SOCIAL SECURITY NUMBER OF REGISTERED SHAREHOLDER

If a shareholder has Shares held in more than one account, a separate Authorization Form must be completed for each account participating in the Plan.

This Authorization Form must be received by Valiant Trust Company on or prior to 3:00 p.m. (Calgary time) on the business day immediately preceding a dividend record date in order for the dividend to which such record date relates to be reinvested in additional Shares of Baytex in accordance with the Plan.

For further information, please contact:

VALIANT TRUST COMPANY 310, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1		or	BAYTEX ENERGY CORP. Suite 2800, 520 – 3rd Avenue S.W. Calgary, Alberta T2P 0R3
Attention: Toll-Free: Fax:	Account Manager 1-866-313-1872 403-233-2857		Attention: Toll-Free: Fax:	Investor Relations 1-800-524-5521 587-952-3029

Note:  where an Authorization Form is executed on behalf of a corporation, partnership, association, agency, estate, trust, etc., the Agent may require submission of satisfactory evidence of authority of the person executing the form.

PRIVACY NOTE: At Valiant Trust Company, we take privacy seriously. In the course of providing services to you in connection with the Plan we receive non-public, personal information about you. We receive this information through transactions we perform for you, from this Authorization Form and through other communications with you. We may also receive information about you by virtue of your transaction with affiliates of Valiant Trust Company or other parties. This information may include your name, social insurance or social security number, stock/share ownership information and other financial information. With respect both to current and former customers, Valiant Trust Company does not share non-public personal information with any non-affiliated third parties except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Valiant Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code, may be accessed at http://www.valianttrust.com/privacy/, or you may request a copy in writing to Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1.